Oranjtek Co.
3422 Old Capitol Trail, Suite 700
Wilmington, Delaware 19808

January 21, 2015

VIA EDGAR
Mara Ransom, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Oranjtek Co. Amendment No. 1 to Registration Statement on Form S-1 Filed December 9, 2014 File No. 333-198300

Dear Ms. Ransom:

We are in receipt of your letter dated December 18, 2014. We have reviewed your comments and have amended the disclosure, accordingly. For your convenience, the comment is listed below, followed by the Company’s response.

Use of Proceeds, pages 3 and 18

1.
We note your response to comment 18 of our letter dated September 15, 2014 and your revised disclosure. Please explain why your estimate of offering expenses is different from the amount of expenses associated with the offering included in your table showing the use of proceeds.

RESPONSE:	We have revised the disclosures on the page 3 and 18 to clarify that we believe our offering expenses to be $18,988.

Dilution of the Price Per Share, page 20

2.
Refer to comment 18 of our letter dated September 15, 2014 regarding the calculation of net tangible book value per share after the offering. Please revise your calculations and related disclosure to take into consideration net proceeds after offering expenses. Refer to Item 506 of Regulation S-K.

RESPONSE:	We have revised our calculation of the net tangible book value per share to take into consideration net proceeds after offering expenses.

Management’s Discussion and Analysis or Plan of Operation, page 25

3.	Please discuss your auditor’s going concern opinion, including the fact that your auditor has raised substantial doubt about your ability to continue as a going concern.

RESPONSE:	We have disclosed in this section that our auditor has raised substantial doubt about our ability to continue as a going concern.

Plan of Operations, page 29

4.
We note that your plan of operations contemplates $50,000 in expenditures over the next twelve months to design, manufacture and market your umbrellas. However, based on the Use of Proceeds table on page 3, $31,012 to $45,000 of the proceeds from this offering will be used for such purposes. Please provide further details regarding additional sources of funding your plan of operations, or revise your disclosure, as appropriate.

RESPONSE:
We have revised our Use of Proceeds table to reflect that ideally we would like to dedicate $20,000 to support sales and marketing efforts. We have also disclosed in our “Plan of Operations” that if we do not raise $100,000 from the offering, we will have to revise the amounts we would like to spend on design, manufacture, and marketing of our products and find alternative sources of funding to complete our business plan.

Marketing, page 29

5.	Please provide the basis for your belief that “within 24 months, we will be able to develop enough relationships to begin to generate revenue.”

RESPONSE:
We have revised this disclosure to clarify that we hope to generate revenue within 24 months and that we have no way to predict whether or not our marketing efforts will be effective in generating revenue.

Description of Business, page 30

6.
We note your revised disclosure in response to comment 24 in our letter dated September 15, 2014 that you will complete two designs in the first quarter of 2015, complete a prototype, enter into an agreement with a manufacturer, and develop an e-commerce website. Given your auditor’s opinion concerning your ability to continue as a going concern and your limited operating history, please revise to state that you plan to achieve these goals. In addition, please revise your disclosure to include estimates of your research and development costs. In this regard, we note your statement on page 6 that iBrolly will provide the initial designs to you at no cost, and your disclosure on page 29, which suggests that the initial prototype design and completion of sample prototypes will cost $15,000.

RESPONSE:
We have revised our description of business to disclose that this business plan is just a plan and that we are subject to the risks inherent in starting a new business. In addition, we have disclosed here that our auditors have raised substantial doubt about our ability to continue on an on-going business.

Also in this section we have elaborated on our research and development efforts and clarified that the initial design will be free, but that the prototypes will costs approximately $15,000.

Index to the Financial Statements, page F-1

7.	Please update your financial statements and related financial information throughout your filing. Refer to Rule 3-12 of Regulation S-X.

RESPONSE:	We have updated our financial statements and related financial information through this Amendment.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Oranjtek Co.

By:	/s/ Karen Travis
Name:	Karen Travis
Title:	Chief Executive Officer